Exhibit 99.1

At the Forefront of Plant Genomics
Introducing Evogene
September 2014
Ofer Haviv,
President and CEO

At the Forefront of Plant Genomics
This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and
“potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-
looking statements contained in the PSLRA.

Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance.
Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond
Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the
Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.”

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of
Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.
Safe Harbor Statement

At the Forefront of Plant Genomics
(1) As of 2010
.
Introducing Evogene
Our mission
Being a world leader in
improving plant productivity
and performance by harnessing
the power of genomics to
address the global demand for
food, feed and fuel

1960-2050 CAGR: +1.4%
2.6
3.7
5.3
6.9
8.3
9.4
1950
1970
1990
2010
2030
2050

1961-2008 CAGR: -1.6%
0.42
0.35
0.30
0.26
0.22
0.20
1961
1971
1981
1991
2001
2008

At the Forefront of Plant Genomics
World agriculture: the challenge and opportunity
The challenge: producing more with less
World population (in billions) I Source: United States Census Bureau.
Hectares per capita, globally I Source: FAO.
World population
Arable land per capita
The solution: increasing plant productivity and performance
Seed traits
Seed external
Opportunity: convergence of biology, computational technology and state-of-the-art agricultural techniques to develop enhanced products

At the Forefront of Plant Genomics
Our mission
Being a world leader in improving plant productivity
and performance by harnessing the power of
genomics to address the global demand for food,
feed and fuel
Our competitive advantage
A unique technology infrastructure
that is based on deep scientific
understandings of plant genomics
and proprietary computational
capabilities, to create, integrate and
analyze agriculture related ‘big data’
for prediction and validation of new
products
Introducing Evogene

Cost per Genome

BIG
DATA
ANALYTICS
COMPLEX
SOCIAL
INTERNET
STORAGE
DATABASES
NETWORKS
PARALLEL
SIZE
SEARCH
DISK
SHARED
EXAMPLES
PETABYTES
SYSTEMS
INCLUDE
MANAGEMENT
HUNDREDS
SETS

At the Forefront of Plant Genomics
Our unique position - solving the industry bottleneck
Integration and analysis of agriculture related ‘big data’
Costs
Sources
Agriculture is becoming heavily digitized creating a tremendous opportunity for innovation-based products
Diversity
Quantity
Complexity

Treatments
Data types
Phenotypic Data
Expression
Crops
Pathways
Genome (EST+NGS)
Proteomics
Gene to gene interactions
ATHLETE™
Gene2Product™
EvoBreed™
PoinTar™

At the Forefront of Plant Genomics
Proprietary
and public
raw
datasets
Gene efficacy
and product success
Elements
for
Improving
trait
efficacy
Breeding enhancement
Molecular
markers to
enhance
breeding
Genes
impacting
traits
Target discovery
Genes
serving
as targets
Gene
• Over 200 plant species
• Multiple data types
• 700 Tb of accumulated data
Our technology platform
A decade long investment of combining plant science and computational power
Microbial
Data
Integration
Raw data
Integrated database
OMIC data analysis
Output
Gene discovery

At the Forefront of Plant Genomics
Our mission
Being a world leader in improving plant productivity and
performance by harnessing the power of genomics to address the global demand for food, feed and fuel
Our competitive advantage
A unique technology infrastructure that is based on deep scientific understandings of plant genomics and proprietary computational capabilities, to create, integrate and analyze agriculture related
‘big data’ for prediction and validation of new products
Target markets & initial product pipeline
¢Improved seed traits: biotech seeds (~$20bn) and
conventional seeds (~$19bn)
¢Novel chemicals and biological applications:
ag-chemicals (~$54bn) and ag-biologicals (~$3bn)
¢Advanced seed and farming solutions (Evofuel):
castor as second generation feedstock for biofuels
(~$18bn)(1)
Introducing Evogene
(1) As of 2010
.

At the Forefront of Plant Genomics
Seed traits
Seed external
Seeds
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chemicals
✓Herbicides
✓Crop enhancers
Ag-biologicals
✓Biopesticides

Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Applying competitive advantage to target markets
Unique technology platform combining
expertise in plant science and cutting
edge computational skills
Leveraging broadly applicable proprietary technology platform to multiple target markets

Soybean
Wheat
Cotton
Canola
Rice

Potential near-term catalysts as more genes advance to Phase 2

At the Forefront of Plant Genomics
Seed traits - yield & a-biotic stress
Current product program pipeline
Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results, estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
Phase 4
Phase 3
Phase 2
Corn	1. Yield

2. Abiotic stress

3. Nitrogen use efficiency
4. Yield
5. Abiotic stress
6. Yield
7. Abiotic stress
8. Nitrogen use efficiency
9. Yield
10. Abiotic stress
11. Nitrogen use efficiency
12. Yield
13. Abiotic stress
14. Nitrogen use efficiency
15. Yield
16. Abiotic stress
17. Nitrogen use efficiency
Phase 1
Discovery
Crop
Trait
Partner

MONSANTO
Marrone Bio Innovations
DUPONT
syngenta
Marrone Bio Innovations

Crop Sciences UIUC

At the Forefront of Plant Genomics
Seed traits - biotic stress
Current product program pipeline
Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results, estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
Phase 4
Phase 3
Phase 2
Corn	1. Fusarium
2. Rootworm
3. Lygus hesperus
Soybean	4. Asian Rust
5. Nematode
6. Aphids
Banana	7. Black Sigatoka
Cotton	8. Beet Armyworm
Phase 1
Discovery
Crop
Trait
Partner

3%
27%
44%
26%
Herbicides
Fungicides
Insecticides
Others

Biology

Discovery
Pre-development
Development
Regulation & Registration
Ag-Biologicals

At the Forefront of Plant Genomics
Novel ag-chemicals and ag-biologicals
Markets and focus
Source: Phillips McDougall, 2013
Chemistry
+
Novel
herbicides
Ag-chemicals : robust market
Ag-biologicals: rapidly growing market
Combining biology and chemistry to drive innovation
Short time to product, relatively low development cost
▪ Crossed $54 billion
▪ Current focus - herbicides
 ¡ Accounts for 44%
 ¡ Steady increase
 ¡ Strong need for innovation
 ¡ No new “mode of action”
                   discovered in > 20 years
▪Estimated to reach up to $9 billion in 2020
▪Two key segments:
 ¡ Bio-pesticides (~$2 billion)
 • To reach $6 billion in 2020
 • Increased focus by industry players
 ¡ Bio-stimulants (~$1 billion)
 • To reach $3 billion in 2020
 • Emerging new opportunity
Natural
Collection
5-8 years, $5M-$8M

- Downstream strategic partnerships in target markets
  - leading agribusiness, 340,000ha. in Brazil
  - leading biodiesel producer in Argentina

At the Forefront of Plant Genomics
Seeds (Castor)
Current focus and activities
Current market: industrial uses
Strategic market: biodiesel
Long term use
▪ Second generation feedstock for biodiesel
The need
▪ Cost competitive and scalable feedstock
 production
Short term use
▪ Existing industries: biopolymers, lubricants,
 paints, etc.
The need
▪ High and volatile castor oil prices
▪ Activities begun in 20O7
▪ Established in 2012 as a wholly owned subsidiary
▪ Full license to all relevant Evogene technologies
▪ Primary product - castor bean seeds
▪  Key markets: Brazil and Argentina

▪  >5 million ha. potential for castor large scale
 production in Brazil
▪ Recently signed commercial production agreement with
 SLC for 2016
Commercialization of castor varieties expected in 2016
Castor field trials, Brazil 2014

At the Forefront of Plant Genomics
Our mission
Being a world leader in improving plant productivity and performance by harnessing the power of genomics to address the global demand for food, feed and fuel
Our competitive advantage
A unique technology infrastructure that is based on deep scientific understandings of plant genomics and proprietary computational capabilities, to create, integrate and analyze agriculture related ‘big data’ for prediction and validation of new products
Improved seed traits
¢ Improved seed traits: biotech seeds (~$20bn) and conventional seeds (~$19bn)
¢ Novel chemicals and biological applications: ag-chemicals (~$54bn)
     and ag-biologicals (~$3bn)
¢ Advanced seed and farming solutions(Evofuel): castor as second generation feedstock for biofuels (~$18bn)
Business model & partners
¢ Initial revenues: R&D and milestone payments from
     partners; castor seed sales
¢ Primary long-term revenues: royalties from seed traits
     and ag-chemicals/ag-biologicals
¢ Collaborations with five of the world’s leading seed
     companies
Introducing Evogene

and registration

R&D payments

Milestone fees

Royalties

Evofuel

At the Forefront of Plant Genomics
Our revenue model
Discovery
Partner
Product development
▪ R&D payments paid by partner in the majority of our collaborations
▪ Additional payments received upon achieving predetermined objectives
▪ Potential royalties vary on average between 5%-12% of future trait sales
D
M
R
D
M
M
M
M
Note: Timing and trigger of milestone payments may vary between agreements.
▪ Revenue from direct castor bean seed sales anticipated from 2016 onwards
Seed traits and ag-chemicals
Seeds - Evofuel
Evogene
Commercialization
R

evogene

MONSANTO

DUPONT

syngenta

BAYER

Limagrain

At the Forefront of Plant Genomics
¢ >10 collaboration agreements
¢ Patent portfolio covers c.4000
 genes
¢ Portfolio of 25 product programs
 across various crops and traits
¢ 100s of genes being developed in
 partners’ pipelines
¢ Most advanced genes in Phase 2
Combined
market share
Partnerships with world leading seed companies
(1) Source: Phillips McDougall.
(2) Limagrain is the controlling shareholder of Vilmorin & Cie, a global leading seed manufacturer. Limagrain is also the sole owner of Biogemma, with which Evogene has an existing collaboration.
2013
2011
2008
2007
2013
2011
2007
2013
2009
2010
2009
2007
2010
(2)
~60%(1)

At the Forefront of Plant Genomics
Our mission
Being a world leader in improving plant productivity and performance by harnessing the power of genomics to address the global demand for food, feed and fuel
Our competitive advantage
A unique technology infrastructure that is based on deep scientific understandings of plant genomics and proprietary computational capabilities, to create, integrate and analyze agriculture related ‘big data’ for prediction and validation of new products
Improved seed traits
¢ Improved seed traits: biotech seeds (c.$20bn) and conventional seeds (c.$19bn)
¢ Seed external - novel chemicals and biological applications: ag-chemicals (c.$54bn)
        and ag-biologicals (c.$3bn)
¢ Advanced seed and farming solutions (wholly owned subsidiary - Evofuel): castor as second generation feedstock for biofuels (c.$18bn)(1)
Business model & partners
¢ Initial revenues: R&D and milestone payments from partners; castor seed sales
¢ Primary long-term revenues: royalties from seed traits and ag-chemicals/ag-
        biologicals
¢ Collaborations with five of the world’s leading seed companies
Financial information
¢ Corporate identity
¢ Cash status
¢ Current revenues and R&D costs
Introducing Evogene

17.1
17.6
3.9
3.8
2012
2013
Q1 2014
Q2 2014

16.8
21.2
5.2
5.8
2012
2013
Q1 2014
Q2 2014

(US$ in millions)

18

At the Forefront of Plant Genomics
Financial information
¢ Cash Position (June 30, 2014)
 ¡ ~$120m in cash, short and long term bank
 deposits and marketable securities
 ¡ No long-term debt
¢ Corporate Identity
 ¡ Key milestones:
    ¡ 2002 - spins off from Compugen (NASDAQ:CGN)
    ¡ 2007 - lists on TASE (EVGN) ~$34m (gross
                                                       proceeds)
    ¡ 2013 - lists on NYSE (EVGN) ~$85m (gross
                                                        proceeds
 ¡ Market cap(1) ~$320m, ~25m shares
 outstanding
 ¡ 203 FTEs, 82% R&D positions
¢ Revenues and Total R&D Costs
 ¡ $17.6m in Total Revenues in FY13, $3.8m in
 2Q14, comprising mostly R&D payments
ה
(US$ in millions)
▪ $21.2m Total R&D Costs in FY13, $5.8m in
 2Q14, comprising:
 ¡ Support of collaborations
 ¡ Independent R&D expenses
(1) As of 12 September, 2014
.

At the Forefront of Plant Genomics
Thank You!